Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 26 - 2012

September 7, 2012
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES AN UPDATED MINERAL RESOURCE ESTIMATE FOR THE MARBAN DEPOSIT

Aurizon Mines Ltd. (TSX:ARZ; NYSE MKT:AZK) is pleased to announce an updated mineral resource estimate for the Marban deposit, located in the Malartic gold camp of Quebec’s Abitibi Region.

The updated mineral resource estimate was prepared by SGS Canada Inc. - Geostat (“SGS Geostat”), in collaboration with Aurizon’s personnel.

Resource estimate from Phase One Drilling – Marban Deposit

The updated mineral resource estimate integrates the results of all drill programs on the Marban deposit including those for the mineral resource estimate prepared by Mine Development Associates on December 1, 2009.  In addition to 9 new holes drilled by Niogold, a total of 137 new holes and 41,270 metres have been drilled during the Phase One program between August 30, 2010 and August 9, 2011.

“This resource estimate primarily reflects Phase One drilling on the Marban deposit, and confirms Aurizon’s rationale of entering into the earn-in with Niogold on the Marban property,” said George Paspalas, Aurizon’s President and CEO, adding, “the continuity of gold mineralization in the first 250 vertical metres has now been confirmed, and the good metallurgy and moderate rock hardness positions the deposit well for potential development.  Our next step will be to incorporate the Phase Two data into the resource model.”

Based on a cut-off grade of 0.35 grams of gold per tonne and a high value capping of 25 grams of gold per tonne, the updated In-pit mineral resources are estimated at 20,700,000 tonnes at 1.58 grams of gold per tonne or 1,053,000 ounces of gold in the measured and indicated category and at 3,780,000 tonnes at 1.60 grams of gold per tonne or 194,000 ounces of gold in the inferred category.  The resources, outside of the pit shell and using a cut-off grade of 2.0 grams of gold per tonne, are estimated at 980,000 tonnes at 2.82 grams of gold per tonne or 89,000 ounces of gold in the measured and indicated category plus 800,000 tonnes at 2.68 grams of gold per tonne or 69,000 ounces of gold in the inferred category.

Table 1: Marban Gold Deposit – In-Pit Mineral Resources

	Mineral Resources as at September, 2012
	Cut-off Grade Gold grams/tonne	Category	Tonnes ¹	Grade² Gold grams/tonne	Gold³ Ounces
In-pit	0.35	M+I	20,700,000	1.58	1,053,000
		Inferred	3,780,000	1.60	194,000
Underground	2.0	M+I	980,000	2.82	89,000
		Inferred	800,000	2.68	69,000
Total		M+I	21,670,000	1.64	1,141,000
		Inferred	4,580,000	1.79	263,000

The mineral resource estimate has been calculated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definitions Standards for mineral resources in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral resources update effective date: November 16, 2011.

¹ Rounded to nearest 10 thousand ² High value capping factor at 25 g/t Au on assays ³ Rounded to nearest 1 thousand.

News Release – September 7, 2012 Aurizon Announces an Updated Mineral Resource Estimate for the Marban Deposit	Page | 2

"The Phase One drill program has substantially increased the mineral resource base of the Marban deposit, primarily inside the first 100 metres where the mineralization continuity had to be proven  A discovery cost of 5$/ounce proves the quality and the potential of this deposit" said Martin Demers, P. Geo., General Manager of Exploration.

The in-pit and underground resources have been estimated based on the following parameters:

•

Two distinct mining scenarios: open-pit and underground. The open pit mineral resources are reported within an initial Whittle pit shell;

•

The base case scenario was performed with a minimum cut-off grade of 0.35 grams of gold per tonne.

•

A total of 1,684 holes including 333 historical surface holes for a total of 136,789 metres of surface drilling and 1,205 historical underground holes for a total of 61,256 metres;

•

A total of 858 underground channels and chips samples.

•

A total of  107,904 assays which are available in the database;

•

A capping of 25 grams of gold per tonne was applied to the assays.  The results are presented as undiluted and in-situ;

•

The mineral resources were modeled and estimated using SGS Proprietary software Genesis 1.0.17;

•

The mineral resource model was interpreted from 144 transverse sections at intervals of 12.5 metres and from level plans at intervals of 5 metres;

•

The interpolation was conducted on composite assays of 2 metres in length.

•

The interpolation was done by Ordinary Kriging in two stages: One block model using mineralised envelopes for the high grade mineralisation (>0.5 grams of gold per tonne), and another block model for the lower grade mineralisation located outside the defined mineralised envelopes;

•

The block model was defined by blocks of 5 metres long by 5 metres wide by 5 metres thick and covers a strike length of 1,400 metres to a maximum depth of 700 metres below surface;

•

An average drill spacing of 25 metres x 25 metres was used for the measured and indicated resources;

•

The average relative density used to calculate the tonnage of the Marban deposit was adjusted to 2.77tonnes/cubic metre;

•

The historical Marban production was removed from the mineral resources.

•

The Whittle pit optimisation was performed by SGS Geostat using a gold price of US$1,350 per ounce and an exchange rate of 1:1.

•

The simulated pit is 1,400 metres long, 850 metres wide and 350 metres deep.  The mineral resources located outside the Marban deposit optimised pit shell is evaluated using an underground (“U/G”) mining scenario, The base case cut-off grade for U/G mineral resources at Marban has been set at 2.0 grams of gold per tonne.

News Release – September 7, 2012 Aurizon Announces an Updated Mineral Resource Estimate for the Marban Deposit	Page | 3

Sensitivity Analysis of the Resources

The mineral resource sensitivities are presented in the next 2 tables with different cut-off grades from 0.35 and 3.0 grams of gold per tonne.

Table 2: Marban Deposit - In-Pit Mineral Resource

Cut-off Grade Gold grams/tonne	Category	Tonnes¹	Grade² Gold grams/tonne	Gold³ Ounces
0.35 (Base Case)	Measured	8,650,000	1.72	479,000
	Indicated	12,050,000	1.48	574,000
	M + I	20,700,000	1.58	1,053,000
	Inferred	3,780,000	1.60	194,000
0.5	Measured	8,500,000	1.75	477,000
	Indicated	11,990,000	1.49	573,000
	M + I	20,490,000	1.59	1,050,000
	Inferred	3,780,000	1.60	194,000
1.0	Measured	6,940,000	1.96	437,000
	Indicated	9,360,000	1.67	502,000
	M + I	16,300,000	1.79	938,000
	Inferred	3,090,000	1.77	176,000

¹ Rounded to nearest 10 thousand ² High value capping factor at 25 g/t Au on assays ³ Rounded to nearest 1 thousand.

Table 3: Marban Deposit - Underground Mineral Resource (Outside the pit shell)

Cut-off Grade Gold grams/tonne	Category	Tonnes¹	Grade² Gold grams/tonne	Gold³ Ounces
2.0 (Base Case)	Measured	360,000	3.03	35,000
	Indicated	620,000	2.70	53,000
	M + l	980,000	2.82	89,000
	Inferred	800,000	2.68	69,000
2.5	Measured	220,000	3.55	25,000
	Indicated	290,000	3.26	30,000
	M + l	510,000	3.39	55,000
	Inferred	390,000	3.20	40,000
3.0	Measured	130,000	4.09	17,000
	Indicated	160,000	3.71	19,000
	M + l	290,000	3.88	36,000
	Inferred	190,000	3.73	22,000

¹ Rounded to nearest 10 thousand ² High value capping factor at 25 g/t Au on assays ³ Rounded to nearest 1 thousand.

News Release – September 7, 2012 Aurizon Announces an Updated Mineral Resource Estimate for the Marban Deposit	Page | 4

Geology

The Marban mineralized system has a funnel shape corresponding to a 400 to 700 metres wide folded structure in the upper part and a more steeply dipping root at depth, with thicknesses in the range of 100 to 200 metres.  Mineralized zones and structures are developed in east-west oriented schistosed basalt altered in carbonate, chlorite and albite.  Shear zones dip 45° to 70° to the north and are from 10 to over 70 meters wide. Gold grade typically correlates with an increasing density of quartz veining associated with disseminated pyrite and pyrrhotite. The hanging wall and footwall are composed mainly of ultramafic units.

The historical production from this mine is 1.98 million tonnes at 5.27 grams of gold per tonne for 330,000 ounces produced.

Marban Property Mineral Resources

The Marban deposit currently represents the core of the mineral resources located on the Marban property. The other sectors include Norlartic, and Kieriens.  The project comprises 3 mining lease and 42 claims covering 976 hectares.

The Norlartic and Kierens mineral resources were performed by Mine Development Associates (MDA) December 1, 2009.

The following table provides the details of the total mineral resources for the Marban property Project, including the August 2012 updated Marban deposit mineral resources:

The mineral resource estimate has been calculated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definitions Standards for mineral resources in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral resources update for Marban gold deposit is effective date: November 16, 2011.

Mineral resources update for Norlartic and Kierens deposit is effective date: December 1, 2009.

1 Rounded to nearest 10 thousand 2 Rounded to nearest 1 thousand. 3 0. 5 g/t Au cut-off on resources from surface to 200 metres vertically and 2.5 g/t Au cut-off below 200 metres

Outlook - Phase Two Drill Program

The results of 90 holes and 9 extensions of previous holes of the Phase Two drill program have successfully confirmed the extension of the different zones of Marban mineralize system (see the news releases dated March 1, April 26, June 12, and August 15 2012).  The objectives of this program are to improve the quality of the Marban near surface resources, develop a mineral inventory below 250 metre vertical depth and outside the known lateral extension.

The next step is to complete an updated mineral resource in order to integrate the results of the Phase Two drill program.

News Release – September 7, 2012 Aurizon Announces an Updated Mineral Resource Estimate for the Marban Deposit	Page | 5

The preliminary metallurgical testwork at Marban indicates a favourable recovery between 95.4% to 97.6% for the ore cyanidation test (see news release dated April 24, 2012). The Bond ball mill testing indicated the ore fell in the medium soft to medium range of hardness compared to the SGS database (10.1-10.9 kWh/t).

A baseline environmental study has been initiated and is being prepared by Golder Associates and should be completed by the end of the year.

Aurizon Option

Aurizon can earn up to a 65% interest the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010, between NioGold Mining Corporation (“NioGold”) and Aurizon. The initial 50% interest can be earned by incurring expenditures of $20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate. NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

Qualified Person and Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Ghislain Fournier P. Eng., Technical Services General Manager and Martin Demers P.Geo, Exploration General Manager.  The current mineral resource estimate of the Marban deposit was completed by Yann Camus, Eng., from SGS Canada Inc. (SGS Geostat), an independent Qualified Person under NI 43-101 guidelines using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005.  The effective date of the estimate is November 16, 2011.

Additional Information

A sketch is attached showing the plan and longitudinal view of the Marban Gold deposit with the outline of the in-pit and underground resources. All other information previously released on Marban is also available on Aurizon's website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – September 7, 2012 Aurizon Announces an Updated Mineral Resource Estimate for the Marban Deposit	Page | 6

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information is based on information available to the Company as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information. Forward-looking information in this news release includes estimates of minerals resources, ore grades, estimated gold recoveries, the possible effects of exploration success, if achieved, on exploration of other areas of the Marban property, planned exploration on the Marban property, and the business and operations of Aurizon generally.  Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this news release and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR. Such assumptions include those relating to US : Canadian dollar exchange rates, gold price per ounce, anticipated fuel prices, that the Company’s mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, the availability of an experienced workforce and suppliers for the project, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labor disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development will occur, that the results of exploration activities will be consistent with the Company's expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information. Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labor disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.

MARBAN PROJECT (QUEBEC)

Marban Deposit

Mineral Resources

as of September 7, 2012

276000E
277000E
278000E
279000E
280000E
5338000N
5337000N
5336000N
5335000N
W
E
Surface
-200m
-400m
-600m
9.8/5.8
6.6/3.5
81.1/0.8
1.8/15.4
1.8/16.7
23.6/1.4
5.9/15.7
2.7/8.2
1.5/22.0
1.0/36.0
5.9/3.6
8.3/4.6
7.0/10.9
Pit Outline Whittle
Measured Resources (In Pit)
Measured Resources
Indicated Resources
Inferred Resources
Measured Resources (U/G)
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
Previous hole reported
Marban Deposit
Mineral Resources (In Pit)
Measured & Indicated Resources : 1,053,000 oz
Inferred Resources : 194,000 oz
Mineral Resources (Underground)
Measured & Indicated Resources : 89,000 oz
Inferred Resources : 69,000 oz
as of September 7, 2012
0 100m
Composite Longitudinal Section
QUEBEC
Val-d'Or
Keriens River
Montigny Lake
Vassan Twp
Dubuisson Twp
Norbenite Shear Zone
Marban Deposit
Whittle Pit
Hydro Power Line
117
Granodiorite
Mine Sequence
Ultramafic Units
Tonalite
Gabbro
Sediments
0 200m
Surface Geology

Reference: News Release Issue No. 26-2012